Correspondence

Tradewinds Universal
501 Mercury Lane
Brea, CA 92821
855-434-4488
TradewindsUniversal.com

February 24, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance

Re: Tradewinds Universal
Registration Statement on Form S-1
File No. 333-276233

Dear Sir or Madam:

In response to the Staff’s correspondence dated February 19, 2026, the Company hereby withdraws its request for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, which was originally filed on February 13, 2026.

The Company respectfully requests that the Commission not declare the Registration Statement effective until further notice.

Please contact the undersigned with any questions regarding this request.

Sincerely,
/Andrew Read/
CEO

Tradewinds Universal